FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For June 27, 2003
Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                      Form 20-F [ X ]     Form 40-F [ ]

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [  ]                No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX

   Exhibit     Date                   Description of Exhibit

      1      06/27/2003      NOTICE OF RESOLUTIONS AT THE ORDINARY GENERAL
                             MEETING OF SHAREHOLDERS FOR THE 5TH FISCAL YEAR
                             -(Translation)

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Crosswave Communications Inc.


Date: June 27, 2003                       By:/s/___Yasuharu Fushimi_________
                                                   Yasuharu Fushimi
                                                   Chief Financial Officer and
                                                   Representative Director

(Translation)

                                                                  June 27, 2003
TO OUR SHAREHOLDERS:

                                        Koichi Suzuki
                                        Representative Director
                                        Crosswave Communications Inc.
                                        105, Kanda Jinbo-cho 1-chome Chiyoda-ku,
                                        Tokyo, Japan



              NOTICE OF RESOLUTIONS AT THE ORDINARY GENERAL MEETING
                     OF SHAREHOLDERS FOR THE 5TH FISCAL YEAR

Dear Sirs:

     We hereby notify that the following items were reported and resolved at the ordinary general meeting of shareholders for the 5th fiscal year of the Company held today.


Subject to be reported:

     The business report, balance sheet and income statement of the 5th fiscal year (from April 1, 2002 to March 31, 2003)

     The contents of the above documents were reported.


Subjects to be resolved:

     Item 1: Approval of disposal of losses for the 5th fiscal year

          This item was approved as originally proposed.

     Item 2: Amendments to the Articles of Incorporation

          This item was approved as originally proposed.

     Item 3: Election of six directors

          This item was approved as originally proposed and Messrs. Koichi Suzuki, Yasuharu Fushimi, Akio Onishi, Takehisa Hayashi, Senji Yamamoto and Hiroshi Tawada were elected and assumed their offices.

                                                                         - end -

     Following the adjournment of the general meeting of shareholders, a meeting of the Board of Directors was held where resolutions were made to elect Representative Directors and Directors with specific titles, and also to elect Executive Officers, and the electees assumed the respective offices. Accordingly, the members of the Board of Directors, the Statutory Auditors and the Executive Officers of the Company as from June 27, 2003 are as set forth below.

[Directors]
      President and Representative Director                  Koichi Suzuki
      Vice President and Representative Director             Yasuharu Fushimi
      Vice President and Representative Director             Akio Onishi
      Senior Managing Director                               Takehisa Hayashi
      Director                                               Senji Yamamoto
      Director                                               Hiroshi Tawada

[Statutory Auditors]
      Standing Statutory Auditor                             Keiichi Hasebe
      Statutory Auditor                                      Masako Tanaka
      Statutory Auditor                                      Takemi Nagasaka
      Statutory Auditor                                      Hideki Matsushita

[Executive Officers]
      Chief Executive Officer                                Akio Onishi
      Chief Financial Officer and Chief Accounting Officer   Yasuharu Fushimi
      Chief Marketing Officer                                Takehisa Hayashi
      Chief Technology Officer                               Toshiya Asaba
      Deputy Chief Financial Officer                         Naoshi Yoneyama
      Executive Officer                                      Hisao Inaba
      Executive Officer                                      Kanetake Imai


  (Note) The above four statutory auditors are outside auditors as prescribed in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, Etc. of Joint Stock Companies (Kabushiki-Kaisha) of Japan.

                                                                         - end -